Filed by New Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rainy River Resources Ltd.

Date: May 31, 2013

to acquire

May 31, 2013

Cautionary statement

All monetary amounts in Canadian dollars unless otherwise stated

U.S. SHAREHOLDERS

New Gold will be filing with the United States Securities and Exchange Commission a registration statement on Form F-10 in connection with the Offer which will include the formal offer and take-over bid circular. New Gold encourages shareholders of Rainy River to read the formal offer and take-over bid circular which contain the full terms and conditions of the Offer and other important information. The offer and take-over bid circular may be obtained free of charge through the Securities and Exchange Commission’s website at www.sec.gov or by directing a request to the Investor Relations department of New Gold.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this presentation constitutes “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Such statements and information include, without limitation, statements regarding expectations as to the anticipated timing of the mailing of the offer materials, the estimated mineral resources and mineral reserves at Rainy River’s property, the expected further growth in gold reserves and ongoing cash flows and other benefits of the transaction containing forward-looking information. This forward looking information is subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Rainy River and/or New Gold, including risks relating to acquisitions, including, without limitation, the parties may be unable to complete the acquisition or completing the acquisition may be more costly than expected because, among other reasons, conditions to the closing of the acquisition may not be satisfied; problems may arise with the ability to successfully integrate the businesses of New Gold and Rainy River, the parties may be unable to obtain regulatory approvals required for the acquisition, New Gold may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. Other risks include the impact of general economic conditions; industry conditions; volatility of metals prices; volatility of commodity prices; currency fluctuations; mining risks; risks associated with foreign operations; governmental and environmental regulation; competition from other industry participants; the lack of availability of qualified personnel or management; stock market volatility; the ability of New Gold to complete or successfully integrate an announced acquisition proposal; unexpected costs or unexpected liabilities related to the acquisition. Reader2

s are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Rainy River and/or New Gold will derive therefrom. New Gold and Rainy River disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The issuance of New Gold shares under the transaction is subject to TSX acceptance or approval.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations discussed in this presentation has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this presentation are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010 While the terms “Mineral Resource”, “Measured Mineral Resource” and “Indicated Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and

“Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

2

Cautionary statement (cont’d)

TECHNICAL INFORMATION

New Gold

The scientific and technical information, as it relates to New Gold, in this presentation has been reviewed and approved by Mark Petersen (AIPG CPG #10563), a Qualified Person under National Instrument 43-101 and employee of New Gold.

Rainy River

The scientific and technical information, as it relates to Rainy River, in this presentation has been reviewed and approved by Garett Macdonald, P.Eng. (PEO #90475344) and Kerry Sparkes, P.Geo. (APEGBC #25261), both Qualified Persons under National Instrument 43-101 and employees of Rainy River. Rainy River’s exploration program in Richardson Township is being supervised by Kerry Sparkes, P.Geo. (APEGBC #25261), a Qualified Person under National Instrument 43-101 and employee of Rainy River.

Rainy River Mineral Reserves

Open pit mineral reserves have been estimated using a cut-off grade of 0.30 g/t gold-equivalent, and underground reserves have been estimated using a cut-off grade of 3.5 g/t gold-equivalent. Open pit reserves have been estimated using a dilution of 9.7% at 0.22 g/t Au and 1.31 g/t Ag, and underground reserves have been estimated using a CAF dilution of 9% at 0.61 g/t Au and 4.16 g/t Ag and LH dilution of 10% at 1.56 g/t Au and 1.28 g/t Ag. Open Pit Reserves have been estimated using a mine recovery of 95%, and Underground reserves have been estimated using a mine recovery of 95%. Additional details regarding the Mineral Reserve estimate and related Feasibility Study are provided in the May 23, 2013 NI 43-101 Technical Report available on SEDAR.

Rainy River Mineral Resources

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported relative to conceptual open pit shells. On average, the conceptual open pit extends to an elevation of 500 metres below surface. Material above this elevation offers reasonable prospects for economic extraction from an open pit because drilling results suggest that the zone of gold mineralization is broader than currently modeled and that new drilling information should positively impact future mineral resources. Material below this elevation is potentially mineable by underground mining methods. Mineral resources that are potentially mineable by open pit methods are reported at a cut-off grade of 0.35 g/t gold; underground mineral resources are reported at a cut-off grade of 2.5 g/t gold. All mineral resources are based on a gold price of US$1,100 per ounce, a silver price of US$22.50 per ounce, a foreign exchange rate of 1.10 Canadian dollars to 1.0 US dollar. Metallurgical recoveries include 88% for gold in open pit resources and 90% for gold in underground resources, with a silver recovery of 75% in both cases.

All figures are rounded to reflect the relative accuracy of the estimate. Figures may not add due to rounding. Additional details on the Mineral Resource estimate are provided in the Rainy

River news release dated October 10, 2012. Mineral Resources were estimated by SRK Consulting (Canada) Inc. (“SRK”) and are reported in accordance with Canadian Securities

Administrators National Instrument 43-101.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Each of New Gold and Rainy River reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total byproduct cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation is provided in the respective MD&A and accompanying the quarterly financial statements of each of Rainy River and New Gold.

3

Compelling acquisition opportunity

Accretive on All Key ‘Per Share’ Metrics

Adds Significant Gold Reserves and Resources

Further Builds on Canadian Presence

Enhances Production Pipeline at Below Industry Average Cash Costs Modest Transaction Size – Minimal Equity Dilution Further Strengthens New Gold Technical Development Team

ESTABLISHING THE LEADING INTERMEDIATE GOLD COMPANY

4

Transaction overview

Offer	• C$3.83 per Rainy River share (including rights attached under shareholder rights plan) • Each Rainy River shareholder will have the option to receive consideration per Rainy River share of: - C$3.83 in cash or 0.5 of a New Gold share - Aggregate consideration mix of ~50% cash / ~50% shares subject to - Maximum cash consideration of approximately $198 million - Maximum number of New Gold shares issuable under the offer of approximately 25.8 million (Rainy River proforma ownership of 5.1%)
Premium	• Offer represents a premium of: - 42% to closing price on the Toronto Stock Exchange on May 30, 2013 - 67% premium to the 20-day volume weighted average trading price
Key Conditions	• Minimum 66$^{2/3}$% of Rainy River shareholders to validly deposit their shares under the bid • Typical regulatory approvals
Structure	• Friendly combination via formal take-over bid
Other Terms	• Unanimous New Gold and Rainy River Board approval • Non-solicitation provision and 5 business day right to match Superior Proposal • Lock-up agreements signed by Rainy River's management and Board • Termination fee of ~$14 million (~3.5% of transaction equity value) payable to New Gold under certain circumstances • Seek lockups from significant institutional shareholders
Indicative timeline	• Bid circular mailed to Rainy River shareholders: Week of June 10, 2013 • Initial expiry time: Mid-July 2013

5

Rainy River location

Project Location

• Mining friendly Northwestern Ontario

• 65km northwest of Fort Frances

• 80km south of Kenora

• Within 25km of rail and power

• Local skilled labour force

Ontario

Kenora

Rainy River Gold Project

Thunder Bay

Fort Frances

Blackwater

Rainy River New Afton Gold Project

Mesquite

Cerro San Pedro

Company

Rainy River New Gold

Stage El Morro (1) Peak Mines

Production Development

Notes: 1. New Gold holds a fully carried 30% interest in the El Morro project.

6

Rainy River mineral reserves and resources

Mineral Resource Summary(1)

Exploration Potential

Rainy River Mineral Reserve and Resource Estimate

Metal grade Contained metal

Tonnes Au Ag Au Ag

(Mt)(g/t)(g/t)(Koz)(Koz)

Proven 27.7 1.14 1.94 1,015 1,728

Probable 88.6 1.06 3.01 3,017 8,587

Total Reserves 116.3 1.08 2.76 4,032 10,315

Measured 27.6 1.33 1.90 1,182 1,689

Indicated 130.9 1.18 2.77 4,985 11,649

Total M&I(2) 158.5 1.21 2.62 6,167 13,338

Inferred 93.8 0.76 2.32 2,280 6,983

• Relatively underexplored region of Northwestern Ontario

• Current resource situated on a trend measuring 6 kilometres along strike

• Near-term exploration upside at newly discovered Intrepid Zone

• Located approximately 2 kilometres east of current pit and open at depth

• Zone hosts multiple high grade shoots

• Potential for underground development

Notes: 1. Refer to Cautionary Statement regarding Rainy River Mineral Resources.

2. Measured and Indicated resources inclusive of Reserves.

7

Adding gold reserves/resources in Canada

Gold Reserves (Moz)

New Gold Pro Forma Gold M&I Resources (Moz)(1)

11.8

7.8

+44% per share

New Gold Pro Forma

Gold M&I Resources (Moz)(1)(2)

29.2

23.1

+20% per share

1.7

2.9

Canada US Chile

5.7 18.0

Mexico Australia

Canada +62%

Notes: 1. Refer to Cautionary Statement.

2. Measured and Indicated resources inclusive of Reserves.

8

Transaction highlights for Rainy River shareholders

Significant and immediate premium—67% to 20-day VWAP; 42% to current share price

Flexibility to elect form of consideration

Opportunity to gain exposure to New Gold’s cash flow and attractive growth portfolio

Access to New Gold’s strong balance sheet and current and future operating cash flow to develop project

Ability to partner with New Gold’s experienced management and operating teams

9

Conclusion

Rainy River an ideal fit for New Gold

New Gold and Rainy River teams looking forward to continued development of the Rainy River gold project

New Gold to continue to build upon strong relationships established by Rainy River

10

New Gold Agrees to Acquire Rainy River Resources

MELISSA:	Good Morning. My name is Melissa and I will be your conference operator today. At this time, I would like to welcome everyone to the New Gold, Inc. conference call to discuss the acquisition of Rainy River Resources. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session. If you would like to ask a question at this time simply press * and the number 1 on your telephone key pad. If you would like to restart a question, press the # key. Thank you.

Mr. Hannes Portmann, Vice President, Corporate Development, you may begin your conference.

HANNES PORTMANN:	Thank you operator. Good morning everyone and thank you for joining us to discuss New Gold’s acquisition of Rainy River

Resources. On the line today, we have Randall Oliphant, Executive Chairman of New Gold. Should you wish to follow along with the webcast, it is available on New Gold’s homepage at www.newgold.com. If you are participating in the webcast you can also type your questions through the interface. Before Mr. Oliphant walks you through the details of this exciting transaction, I will go through an abbreviated version of our forward-looking statements which are also provided in greater detail on slides 2 and 3 of the presentation. Some of today’s commentary may contain forward-looking information for New Gold and Rainy River. In this respect, we refer you to our detailed cautionary note regarding forward-looking statements in the presentation. You are cautioned that actual results and future events could differ materially from their respective conclusions, forecasts or projections. We refer you to the section entitled “Risk Factors” in New Gold and Rainy River’s continuous disclosure documents filed on SEDAR which sets out certain material factors that would cause results to differ. Regarding references to mineral resources and other technical terms defined in National Instrument 43-101, we refer you to our detailed cautionary note to U.S. readers concerning estimates of measured, indicated and inferred resources in the presentation. With that, I am pleased to move on to the presentation and I will now turn the call over to Randall.

RANDALL OLIPHANT:	Thank you Hannes. Good morning everyone. Thank you for joining us on what is a very exciting day for both New Gold and Rainy River. As many of you who have followed New Gold know, our company has come together through the combination of five largely single asset companies over the course of the past five years. Our objective in bringing the assets together was to deliver on what we viewed as compelling opportunities for shareholder value creation. Over the years, we have successfully combined cash flow generating assets with exciting development projects, where the resultant company has become significantly stronger than the individual parts. Through each of these transactions, many important qualities have remained consistent. We focus on assets in favorable jurisdictions. We focus on quality assets with below average industry costs. We focus on assets with robust production potential. We focus on assets with sizeable resource spaces and continued exploration potential. And most importantly, we focus on opportunities that are accretive on a per share basis. Our acquisition of Rainy River is no different. Page 4 summarizes the highlights of the transaction. The transaction value, net of cash acquired, represents less than 10% of our current market capitalization. The combination of this modest size and putting 50% cash into this deal results in minimal dilution to New Gold shareholders, which is very important to us. As a result of this minimal dilution and the quality of the Rainy River asset, the transaction is accretive on all key metrics per share. Importantly, the sizeable gold reserve that we are adding to our portfolio is in a great mining jurisdiction, near infrastructure in Northwestern Ontario. Beyond the asset itself, a further benefit is the quality of the team that we have the opportunity to combine with. Rainy River has put together a tremendous development team and we look forward to working with them to advance this project through development and into production.

Slide 5 outlines the key acquisition terms. New Gold’s offer is structured as a friendly takeover bid that values Rainy River at $3.83 per share. This represents a 42% premium to yesterday’s closing price. The offer is 50% cash and 50% shares, where each Rainy River shareholder has the option to receive $3.83 per share in cash or half of a New Gold share, subject to pro ration. The cash to be paid by New Gold is approximately $198,000,000 and the number of shares to be issued is approximately 26,000,000. Though New Gold would have preferred to execute the transaction on a 100% cash basis, and thus avoid any dilution to our shareholders, Rainy River’s special committee felt that it would be very important for their shareholders to have the ability to participate in New Gold’s continued upside. We believe the approximately 5% of New Gold that Rainy River shareholders will own after closing is reasonable in light of the assets that we are gaining. The balance of the transaction terms are standard. Both the New Gold and Rainy River boards have unanimously approved the transaction and Rainy River’s board and management have entered into support agreements. New Gold’s deal protections include a right to match and a break fee of $14,000,000. We anticipate that the bid and directors’ circulars should be mailed during the week of June the 10th. Assuming greater than 90% of Rainy River’s shares are tendered by the deadline, we anticipate closing the acquisition in mid-July.

On Slide 6, we show a high level overview of the Rainy River project. It is a project that we have followed for some time and understand very well. Upon completion of the transaction and with the benefit of our team having an opportunity to further refine our plans, we look forward to providing a far more fulsome overview a few months from now. On slide 6, we show one of the attributes that we particularly like about Rainy River, its location. As you can see from the map at the top right of the page, the project is located in Northwestern Ontario close to the towns of Kenora and Fort Francis. Each of which has a population of between 10 and 15 thousand people. The photograph in the lower right show the highway that runs adjacent to the property as well as the topography of the proposed site, which is ideal for mine development. The Rainy River project is situated within 25 kilometers of both power and rail with great access to a skilled local labor force.

Slide 7 summarizes both the current Rainy River mineral resource estimate as well as some of the project’s continued potential. To date, the project has 4 million ounces of gold in reserves with an additional 2 million ounces in each of the measured and indicated and inferred resource categories. The mineral reserves include 3.5 million ounces of open pit material and an additional half million ounces of higher grade underground mineralization. Beyond the current resource, Rainy River has continued with regional exploration across its 167 square kilometer land position. The company recently identified the Intrepid Zone which could provide additional underground resource potential in close proximity to the currently contemplated open pit site.

Slide 8 highlights the impact of the addition of Rainy River to New Gold’s reserves and resources base. On a per share basis, this transaction will grow our gold reserves by 44% and our measured and indicated gold resources by 20%, again per share. Importantly, we have been able to achieve this growth in reserves and resources while further building upon our portfolio in Canada. At a time when less well-established mining jurisdictions have proven increasingly challenging, we feel very well-positioned to have over 60% of our gold reserve and resource base in Canada.

Before providing an overview of the transaction’s highlights for Rainy River shareholders, I would like to acknowledge the Rainy River team. As a group, they have done a tremendous job of advancing this project through the combination of their hard work and dedication. We sincerely look forward to having our teams work together on this great project. Now on to highlights. The transaction benefits Rainy River shareholders in multiple ways. It provides an immediate and attractive premium of 67% of the twenty day volume weighted average share price. It provides the flexibility to elect cash for those that desire immediate liquidity or New Gold shares for those that see the same continued upside that we see. It provides immediate exposure to New Gold’s current production and future growth. It provides access to New Gold’s balance sheet and cash flow generation. It allows for the combined New Gold and Rainy River team to be even stronger together than we were apart. In closing, we hope that you can see why we believe the acquisition of Rainy River is so consistent with the strategy New Gold has executed on to deliver shareholder value over the past five years. This asset is a great fit for us and presents a great opportunity to build on the hard work of the Rainy River team. We pride ourselves on the relationships that we have established with all of our stakeholders at all of our projects. We are particularly proud of our First Nations’ relationships at both New Afton and Blackwater. We have every intention of continuing to build on the already well-established relationships of Rainy River with the local First Nations near the project. On behalf of everyone at New Gold, I can assure both our New Gold shareholders, as well as the Rainy River shareholders that we will work very hard to carry this project forward in a manner that will make us all proud.

I’d like to thank you again for joining us for this call and for your continued support. And with that, I’d be happy to answer any questions that you may have. Thank you.

MELISSA:	At this time, I would like to remind everyone, in order to ask a question press * then the number 1 on telephone keypad. We’ll pause for a moment to compile the Q&A roster.

Your first question comes from the line of [unintelligible] from [unintelligible]. Your line is now open.

QUESTIONER:	Yes, good morning and congratulations. Just wanted to talk a little bit more about the terms from the Rainy River shareholder perspective. Have the officers and directors said how they plan on electing for their shares and what percentage of the shares do they currently own. Also, if 100% of the shares elected cash, I just want to confirm that the pro rate would be 50-50?

RANDALL OLIPHANT:	Yeah. Mitch, thanks for your question. To answer the second part first. Yes, 100% elected cash, it would be 50% shares, 50% cash of 100% elected. Shares would again be 50% cash 50% shares. The insiders of Rainy River own a little under 2% and they’ve indicated a strong preference for shares. That was part of the reason why they were so insistent on shares being part of the deal because they want to share in the upside.

QUESTIONER:	Great, and one other follow-up. Just in terms of the background, obviously the release speaks to a special committee, so there was some type of process here. Can you talk about the process, the length of the process and why now given the recent results of the feasibility study?

RANDALL OLIPHANT:	Well Mitch, some of these questions would probably be better answered by Rainy River than me. But there was a special committee put in place for . . . first of all they wanted to do an outstanding job of considering offers. They had two financial advisors, both BMO and CIBC, opine on the fairness of the deal. We’ve been speaking with them and doing diligence for in the order of two years. And the other reason for the special committee was there’s a common director of the two companies, Ray Threlkeld, the CEO of Rainy River who is also the board of New Gold.

QUESTIONER:	Great. I’m sorry, one last one and that is obviously the stocks in this sector have had a bit of a [unintelligible] ride of late. Is there any type walk-away price or collar on the transaction? Or is it straight point 5?

RANDALL OLIPHANT:	Its straight point 5.

QUESTIONER:	Great. Congratulations again.

RANDALL OLIPHANT:	Thank you Mitch.

MELISSA:	Your next question comes on the line of [unintelligible] from TD. Your line is open.

SHANE:	Hey guys, its actually Shane on the desk. How you doing, congratulations. Sounds like a great transaction. The question that Mitch just asked was one I was going to ask on the special committee/the EMA process going out, if you want to expand on that that’s fine, if not, I’ll wait to talk to Ray or the group at Rainy River, but actually, Hannes or Randall, when you’re there, I just wanted to ask, in terms of the target and you guys have looked at it for a number of years, is it fair to say that you guys in all the names you’ve been looking at or going around are more comfortable in Canada right now? In going ahead and from this point of view how do you see this stacking up with your Blackwater development and on the timeline for that?

RANDALL OLIPHANT:	Well, Shane, good morning. Yeah, I think . . . I’ve given an overview the Rainy River process that they ran and probably it would be better for them to answer in more detail exactly what they did because we know a lot of it, but of course we don’t know everything that happened. In terms of jurisdiction, we’ve always been focused on politically secure places. If you look where our assets are, they’re in Canada, the United States, Mexico, Chile and Australia. So our priority was to look for things that logically fit within that portfolio. Places where we can have tax synergies, take advantage of our knowledge of permitting and the whole regulatory environment. So for us, this is absolutely perfect in terms of right on strategy, a modest size project to develop and something that would really lead to meaningful growth for New Gold shareholders. In terms of how it ranks versus. Blackwater, I think they’re both outstanding projects. Blackwater is larger in scale, both in the size of the resource base that we have, what its annual production should be and the cost to build it. So Blackwater remains our flagship project, but we think Rainy River fits in very nicely with that.

SHANE:	That’s great. And in terms of the tax, you touched on it there. I know that was one of the great benefits of the deal you did for the

Blackwater project. Can I assume or we assume the groups out here that’s there is some similar tax benefits on the Rainy River side.

RANDALL OLIPHANT:	Yeah, there certainly are on federal taxes. There will be less provincially because both New Afton and Blackwater are in BC.

SHANE:	Great, okay, thanks a lot.

RANDALL OLIPHANT:	Thank you Shane.

MELISSA:	Your next question is from the line of Steve Parsons from National Bank Financial. Your line is open.

STEVE PARSONS:	Yes, thank you. Good to see the mining company get on with business and acquire some juniors here. So to the question, I guess more on Blackwater and sort of the ranking of it. You touched on it already. I guess my question is really on the timing of Blackwater. In the industry right know it seems like they’re businesses and development projects are expertise constrained and it becomes problematic to build two or three projects at the same time. My understanding is that you might have to sequence Blackwater and Rainy River and I guess how would you sequence the two and would this, even though Blackwater is still a flagship project for you, would this cause potentially a pushback on the Blackwater start date.

RANDALL OLIPHANT:	Yeah, good morning Steve. No, it wouldn’t at all. Blackwater is on track for exactly the timetable that we’ve laid for it. We’ve got steam to do that, we’ve got the funding to do it and it remains the priority. I think that one thing that’s quite important is because of the permitting timetable of Blackwater – we should get permits likely in late 2014 or very early 2015, Rainy River may be slightly ahead or perhaps on the same timetable – rarely is the time when we will be considering committing major capital about 18 months from now. And so, these projects don’t consume a lot of cash at the moment. They’re sort of, as you know, Blackwater moving through feasibility this year, permitting next year. Rainy River has completed the feasibility study and is working through permitting. So we’ve got lots of options in terms of what we can do, but our . . .with respect to Blackwater, our plan is to do exactly what we’ve laid out over the course of the past two years.

STEVE PARSONS:	Do you have the bandwidth to build two projects concurrently? Or the desire to do that?

RANDALL OLIPHANT:	Yeah, I think that we can do that. In fact, we already have the Blackwater team in place, so there is no impact whatsoever on Blackwater, because the introduction of Rainy River and Ray Threlkeld put together a very capable team to build Rainy. So in fact we see greater availability now than probably any time in the last five years of mining talent because so many projects have been deferred. And what that enabled us to do is . . . projects were valued at much higher values two years ago than they are today. Despite the fact that they’re lower risks today, cause they’ve had - Rainy River as an example. It’s probably had more than $100 million spent on it in the past two years. And has the feasibility study done and its more advanced in permitting.
So from our prospective, we view these assets as lower acquisition costs, lower risk, more advanced than they have been in years and lots of available talent to build these mines because so many other projects have been put on hold. So we don’t see capacity or availability in talent in being any kind of a constraint.

STEVE PARSONS:	Very good. Thank you, that’s it for me.

RANDALL OLIPHANT:	Thank you Steve.

MELISSA:	The next question is from the line of Carey Smith from Haywood Securities. Your line is open.

CAREY SMITH:	Thanks operator. Randall, I just wonder why you wouldn’t have had the Rainy River guys on this call. It’s a friendly deal. I just would have expected they would have been on the call with you to kind of answer some of the questions from their side.

RANDALL OLIPHANT:	Yeah, we would have loved to have had them. Because this is a friendly transaction and of course Ray Threlkeld, the CEO of

Rainy River, we know remarkably well. I think it was similar to the whole, you know, need for the special committee. Rainy River went to extreme lengths to ensure that Ray was not conflicted through this process. And he was also excluded from anything to do with the New
Gold decision. And I guess they were trying, as part of this . . . you know being sensitive.
The lawyers of Rainy River said in order to keep this as lily white as possible that we would do this on our own. But otherwise we would have loved to have had them on with us.

CAREY SMITH:	Okay, and what’s your view as New Gold on the permitting schedule that Rainy River has sort of laid out for the project. Like are you of the opinion their permitting time table is reasonable or do you think it will take longer potentially?

RANDALL OLIPHANT:	Well, we think it’s reasonable Carey. You know I think – we’ll go through as we did with Blackwater when we acquired that project. You know probably a couple of months down the road and a lot more detail in terms of our plans for it. But, you know, we’re very comfortable with what they’ve done with First Nations. We’re very comfortable with what they’ve done in terms of permitting. We have no question that this is going to be a viable operation and you know generate good returns as a project. So I think what they’ve put forward – we’re comfortable with.

CAREY SMITH:	Okay, and this is the same question on the feasibility study. It’s been published and you’ve obviously been through it. Are you comfortable with the numbers that were produced for that feasibility or is that something that you think needs to have some more work done on it?

RANDALL OLIPHANT:	Well, it’s certainly something that we’ll do a lot more work on once we have the opportunity to own the company. I think it’s a very reasonable plan that they’ve developed. You know we tend to be quite conservative in what we’ve put forward and that’s why in terms in timing of projects like New Afton starting early and costing what it’s supposed to cost. But, you know, I don’t think there’s any question that this is a good mine that will produce a lot of gold at low cost for a long time.

CAREY SMITH:	Okay. And there’s this last question. I presume the answer is no. But do you actually own any shares currently of Rainy River?

RANDALL OLIPHANT:	No. No director of New Gold owns any shares. New Gold doesn’t own any shares other than Ray himself, of course.

CAREY SMITH:	But, Ray, right. Right okay. Okay, good luck, Randall. Thanks.

RANDALL OLIPHANT:	Thank you Carey.

MELISSA:	And your next question is from the line of Bradley George from Investec. Your line is open.

BRADLEY GEORGE:	Hi, Randall, congratulations on the transaction. My questions are all around just the sequencing and again most of it has been covered. But I would have thought that you would have liked to have got Rainy River into production maybe a bit quicker than Blackwater. When do you estimate production on both of these projects?

RANDALL OLIPHANT:	Well, the time table for Blackwater, Bradley, is again: feasibility study in 2013, permitting, 2014, construction 2015 and 2016 – with production in 2017. The time table that Rainy River outlined for their project Has production starting a bit earlier because they’ve already completed the feasibility study and are into the permitting process. But, you know, I think, you know these are both viable projects. We’ll see where, you know what the markets like and what the gold price is 18 months from now. You know if gold’s a $1,000 then we’ll probably be more conservative in what we do. If gold’s $2,000 then, you know, I think the returns of those projects are going to be that much better. And there’s tons of availability of capital and things like that. So we like the optionality on these projects in terms of, you know, we dictate the time of when the projects start. It’s not like in other jurisdictions where governments are part of your permits to do that. So we’ve got lots of flexibility. But at the moment we expect to be building both.

BRADLEY GEORGE:	Okay, but in a lower gold price environment we should anticipate that the Raney River project goes ahead of Blackwater.

RANDALL OLIPHANT:	I’m not sure that that’s the case Bradley. You know, we’ll see where we’re at. And where they are in terms of timing of permitting and things like that. It certainly has a lower capital cost than Blackwater does and therefore, it’s much easier to finance. You know that’s possible but at the moment we think we’re building both on the schedules that are outlined.

BRADLEY GEORGE:	Okay, and my last one is with the acquisition of Rainy River does Peak Mines become non-core and that’s something that you could dispose of in order to finance Rainy River? Rainy River as a cap-ex.

RANDALL OLIPHANT:	Yeah, I mean that’s an option that’s available to us now. But has been for years. The Peak Mine seems to be somewhat perpetual in terms of its ability to replace what it takes out of the ground each year and it’s been doing that now for 21 years. It pays us dividends every year in terms of cash. It’s in a stable place. It’s pretty low maintenance. If someone found that it was worth significantly more of value in their hands then what it’s valued at in our company, you know, we’d seriously consider selling it because we work in the interest of our shareholders. But the same is probably true for everything that we own. But our company has lots of options for funding. Lots of avenues for growth, and we feel very comfortable with where we are.

BRADLEY GEORGE:	And is Ray staying on to run the project?

RANDALL OLIPHANT:	We haven’t even spoken about that because we’ve been trying to stay to so far away from him.

BRADLEY GEORGE:	Okay.

RANDALL OLIPHANT:	I mean Ray . . . he’s built a really strong team. He’ll continue to be on our board. In exactly what capacity he’ll be in, we need to talk to him. Once we’ve got this all settled.

BRADLEY GEORGE:	Okay. All the best for closing the transaction.

RANDALL OLIPHANT:	Thank you, Bradley.

MELISSA:	Your next question from the line of Steve Butler from Canaccord Genuity. Your line is open.

STEVE BUTLER:	Well guys, I may have missed some of us as I was in the morning meeting talking about this deal. But, Randall, and you’ve addressed the fact that your belief that acquiring Rainy River is not going to stall in any way the timeline for Blackwater. I think one question, I guess maybe the question the whole market has of all these companies right now is funding at a lower or these low gold prices. It might be a little bit tight but I guess you’ll have to deal with it as you require, if spot gold prices are sustained here for the next two to three to four years. In a worst case scenario, do you see financing concerns in order to advance both projects on a timely basis?

RANDALL OLIPHANT:	Yeah, well that’s a very logical question, Steve. I think, we’ve got lots of access to capital. I mean as you saw, the bond market is wide open for gold mining companies giving our successful offerings of last year, other companies offerings. You saw the appetite for Barrick bonds recently. You know, we’re approached regularly by banks about expanding the size of our revolver.

The projects generate good returns. They’re in decent jurisdictions and there’s lots of people interested in financing them if we can’t do that ourselves internally.

STEVE BUTLER:	Okay, thanks Randall. And I was wondering if you thought that this was a better first test as it’s a seven hundred odd million over 1.8 billion of cap-ex. It’s perceived as a smaller test case for you on still low grade assets. But it sounds like you’re still fully committed to Blackwater at the same time as Rainy. So, you’ve already answered it. Thanks.

RANDALL OLIPHANT:	Okay, thank you Steve.

MELISSA:	Your next question is from Tom Hall from BlackRock. Your line is open.

TOM HALL:	Good morning, Randall.

RANDALL OLIPHANT:	Good morning.

TOM HALL:	I was just wondering how the returns on the acquisition compare to buying back your own shares especially given the relatively low risk option of buying back shares versus entering into a new transaction with project risk and capital risk behind it. And on top of that why pay such a premium for an unfunded company when capital markets are closed to juniors. It just seems a little counterintuitive. And could you also finally put clarity around your definition of good returns? Something I think that industry throws around quite loosely and never actually defines for shareholders.

RANDALL OLIPHANT:	Yeah, well sure Tom. You know, the acquisition of Rainy River is really a ticket to $700 million of capital. So the reason why we regard this as largely a cash transaction because there’s less than $200 million of shares being issued. And now that the cash that we acquire, a little over $100 million of cash going out. So in total this is about an 80% cash deal from our perspective. In terms of returns, we can talk about forecaster returns. Like you can see it at Blackwater where the return after tax is 14% at 12.75 gold. And, but I think, you know, rather look at the returns that we’re actually generating on the mines that we have built. We built Mesquite for about $100 million. That gives us about $50 million a year in free cash flow. We built Cerro San Pedro for $90 million that gives us between $100 and $150 million dollars a year in free cash flow. We built New Afton for about $800 million dollars and at current prices should generate about $250 million a year in cash flow. You know generally we see in the order of three-year pay backs on our projects. And, in building them, Mesquite was on budget and three months early. Cerro San Pedro was on time and on budget. New Afton started up six weeks early and was about 7 or 8 percent over budget. Aside from what people say about returns, if you actually look at what we deliver, you know we get very robust returns from our projects.

TOM HALL:	Absolutely. So in terms of then the low risk of buying those projects back at below NPV, how does that stack up versus doing an acquisition that only people have highlighted the risks around in terms of you know coincidental project execution with Blackwater?

RANDALL OLIPHANT:	Yeah, well in terms of . . .

TOM HALL:	Did the board consider the option of buying back shares rather than doing the transaction?

RANDALL OLIPHANT:	Yeah, well – we’re buying Rainy River at a lower price to NAV than what New Gold shares trade at. Therefore, there’d be a better return.

TOM HALL:	But higher risk.

RANDALL OLIPHANT:	Well, we don’t view it as a risky project. We’ve been working closely on it for two years. We know the success that Ray Threlkeld has in terms of delivering on projects and on the costs that he’s laid out. We’ve done an awful lot of work ourselves. And our project teams that successfully have developed all those mines that I’ve referred to are very comfortable in terms of the returns that we’ll get.

TOM HALL:	Okay. And how does this affect the ability to pay a dividend in the future?

RANDALL OLIPHANT:	I think it makes it less likely in the near term. But you know it’s always an option that’s available to us. But, you know, we think being able to acquire a development project when they’re so steeply discounted in the market right now is the best return on capital that we can earn.

TOM HALL:	Okay, thanks very much.

RANDALL OLIPHANT:	Thank you Tom.

MELISSA:	The next question is from the line of Carey Smith from Haywood Securities. Your line is open.

CAREY SMITH:	Okay, thanks for taking my follow-up. Randall, just if you could give me a rough sense as to what you think the all and sustaining cash cost would be today for Rainy River once you owned it? And also for Blackwater. I’m just kind of curious. People talk about the new metric just as a rough estimate. Could you give me a number?

RANDALL OLIPHANT:	I think for Rainy River, Carey, and I don’t have them in front of me, the numbers that Rainy have put forward I think are probably the most accurate at this point. You know, Blackwater is about $550 an ounce in terms of cash costs and perhaps another $200 an ounce in sustaining capital. So about $750 an ounce. So they’ll both be way below average. Sort of all in cash costs and, in fact, there sustaining costs will probably be around where current operating costs are. They’re just cash costs for the industry.

CAREY SMITH:	Okay, thank you.

RANDALL OLIPHANT:	Thanks, Carey.

MELISSA:	There are no further questions at this time. Mr. Oliphant I turn the call back over to you.

RANDALL OLIPHANT:	Okay, Hannes do we have any calls from the web?

HANNES PORTMANN:	No, we do not. All the questions have been asked over the phone.

RANDALL OLIPHANT:	Okay, well I’d like to thank all of you for joining us today. It’s a remarkably exciting day for all of us at New Gold and for Rainy River. I think that this was a very opportune time to add another asset into our portfolio at both a favorable price and something absolutely consistent with our strategy. We look forward to bringing you further updates on this project. And again, we are closing this transaction, we expect, in the middle of July. But we thank you very much for your interest in our company and if you have any further questions, please don’t hesitate to contact us. Thank you very much.

MELISSA:	Ladies and Gentlemen, this concludes today’s conference call. You may now disconnect.

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